Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Interim Balance Sheets

(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2025	2024

ASSETS
Current assets
Cash		90,771	172,732
Accounts receivable	8	9,663	5,643
Inventories	9	116,999	138,890
Prepaids		6,058	8,179
Other financial assets	10	1,814	27,795
		225,305	353,239
Property, plant and equipment	11	2,024,300	1,770,102
Inventories	9	54,542	39,586
Other financial assets	10	959	959
Deferred tax assets		16,941	25,226
Goodwill		5,740	5,931
		2,327,787	2,195,043

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		113,812	129,927
Current portion of long-term debt	13	37,580	32,853
Current portion of deferred revenue	16	14,751	13,666
Current portion of Cariboo consideration payable	14	28,194	16,447
Interest payable		24,516	9,890
Current income tax payable		1,210	4,053
Current portion of Florence financings	5c, 15	10,304	-
Derivative liabilities	5b, 10	1,881	-
		232,248	206,836

Long-term debt	13	833,850	764,355
Cariboo consideration payable	14	117,199	129,421
Deferred revenue	16	82,076	77,327
Florence royalty obligation	15	91,963	84,383
Florence copper stream	5c	89,542	67,813
Provision for environmental rehabilitation		165,953	169,570
Deferred tax liabilities		146,971	183,964
Other financial liabilities		20,492	8,152
		1,780,294	1,691,821

EQUITY
Share capital	17	565,355	529,413
Contributed surplus		60,596	57,786
Non-controlling interest	18	1	-
Accumulated other comprehensive income ("AOCI")		33,703	52,845
Deficit		(112,162)	(136,822)
		547,493	503,222
		2,327,787	2,195,043
Commitments and contingencies	21
Subsequent events	13b, 17b

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(Cdn$ in thousands, except share and per share amounts)

(Unaudited)
		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Revenues	3	173,906	155,617	429,137	440,294
Cost of sales
Production costs	4	(106,788)	(104,367)	(302,528)	(306,787)
Depletion and amortization	4	(27,876)	(20,466)	(75,511)	(49,211)
Other operating income (costs)	4	-	(4,098)	4,008	(14,533)
Insurance recovery	4	-	-	-	26,290
Earnings from mining operations		39,242	26,686	55,106	96,053
General and administrative		(3,439)	(3,542)	(10,879)	(10,188)
Share-based compensation expense	19c	(6,205)	(1,435)	(15,949)	(9,387)
Project evaluation expense		(649)	(2,673)	(2,140)	(3,432)
Changes in derivatives and other fair value instruments	5a	(16,084)	(2,803)	(52,228)	(19,712)
Other (expense) income		22	23	(29)	(238)
(Loss) income before financing costs and income taxes		12,887	16,256	(26,119)	53,096
Finance income		1,368	1,504	2,822	3,501
Finance expense	6	(10,582)	(10,036)	(33,017)	(35,728)
Accretion expense	6	(14,306)	(15,649)	(34,691)	(35,723)
Foreign exchange gain (loss)		(14,287)	7,545	23,974	(10,385)
Call premium on settlement of debt		-	-	-	(9,571)
Gain on Cariboo acquisition	12	-	-	-	47,426
Gain on acquisition of control of Gibraltar	12	-	-	-	14,982
(Loss) income before income taxes		(24,920)	(380)	(67,031)	27,598
Income tax recovery (expense)	7	(2,918)	200	32,501	(19,835)
Net (loss) income		(27,838)	(180)	(34,530)	7,763
Other comprehensive (loss) income:
Items that will remain permanently in other comprehensive (loss) income:
Gain (loss) on financial assets		234	(57)	920	(346)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		12,112	(4,082)	(20,062)	9,948
Total other comprehensive (loss) income		12,346	(4,139)	(19,142)	9,602

Total comprehensive (loss) income		(15,492)	(4,319)	(53,672)	17,365

(Loss) earnings per share attributable to owners of the Company
Basic	20	(0.09)	-	(0.11)	0.03
Diluted	20	(0.09)	-	(0.11)	0.03

Weighted average shares outstanding (thousands)
Basic	20	316,824	295,051	314,437	292,459
Diluted	20	316,824	295,051	314,437	294,858

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Cash Flows
(Cdn$ in thousands)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Operating activities
Net (loss) income for the period		(27,838)	(180)	(34,530)	7,763
Adjustments for:
Depletion and amortization	11	27,974	20,466	75,854	49,211
Income tax (recovery) expense	7	2,918	(200)	(32,501)	19,835
Finance expenses	6	10,582	10,036	33,017	35,728
Finance income		(1,368)	(1,504)	(2,822)	(3,501)
Accretion expense	6	14,306	15,649	34,691	35,723
Call premium on settlement of debt		-	-	-	9,571
Recognition of deferred revenue	16b	(1,442)	(1,292)	(3,803)	(4,131)
Changes in derivatives and other fair value instruments	5a	16,084	2,803	52,228	19,712
Foreign exchange (gain) loss		14,287	(7,259)	(23,974)	11,837
Gain on Cariboo acquisition	12	-	-	-	(47,426)
Gain on acquisition of control of Gibraltar	12	-	-	-	(14,982)
Inventory sold or processed with write-ups to net realizable value	4	-	3,266	-	24,444
Share-based compensation expense	19c	6,299	1,496	15,288	9,748
Other operating activities		(123)	(67)	(5,581)	(214)
Net change in working capital:
Insurance receivable		-	26,292	-	(22)
Net change in working capital - other	22	(25,201)	(4,468)	10,457	6,027
Cash provided by operating activities		36,478	65,038	118,324	159,323
Investing activities
Gibraltar capitalized stripping costs	11	(6,106)	(3,631)	(74,953)	(28,320)
Gibraltar capital expenditures	11	(15,830)	(12,847)	(45,546)	(25,704)
Florence Copper development costs	11	(58,496)	(59,761)	(217,545)	(146,574)
Other project development costs	11	(4,065)	(1,987)	(6,165)	(3,011)
Acquisition of Cariboo, net of cash acquired	14	-	-	-	(9,665)
Release of restricted cash		-	-	-	12,500
Net outflows related to copper price options	5b	(1,494)	-	(1,494)	(6,770)
Interest income and other		1,368	909	2,822	2,741
Cash used for investing activities		(84,623)	(77,317)	(342,881)	(204,803)
Financing activities
Interest paid		(4,486)	(3,661)	(40,099)	(34,727)
Net proceeds from issuance of senior secured notes		-	-	-	670,419
Repayment of senior secured notes and call premium		-	-	-	(556,491)
Advances from (repayment of) revolving credit facility	13b	27,882	-	103,995	(26,494)
Net proceeds from sale of non-controlling interest	18	-	-	71,778	-
Proceeds from Florence financings	5c, 13e	-	12,606	18,934	105,955
Repayment of Florence equipment financings	13e	(1,206)	(1,316)	(4,445)	(4,139)
Repayment of Gibraltar equipment financings	13d	(7,966)	(7,376)	(24,611)	(20,937)
Payment of Cariboo consideration payable	14	-	-	(16,645)	-
Net proceeds from share issuances	17	-	23,132	29,630	23,132
Proceeds from exercise of share options		1,869	9	3,831	2,187
Cash provided by financing activities		16,093	23,394	142,368	158,905
Effect of exchange rate changes on cash		835	(991)	228	(1,151)
(Decrease) increase in cash		(31,217)	10,124	(81,961)	112,274
Cash, beginning of period		121,988	198,627	172,732	96,477
Cash, end of period		90,771	208,751	90,771	208,751
Supplementary cash flow information	22

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Interim Statements of Changes in Equity
(Cdn$ in thousands)

(Unaudited)

	Number of	Share	Contributed	Non-controlling
	shares ('000)	capital	surplus	interest¹	AOCI	Deficit	Total
Balance as at January 1, 2024	290,000	486,136	54,833	-	16,557	(123,378)	434,148
Share-based compensation	-	-	5,845	-	-	-	5,845
Exercise of options	2,615	5,524	(1,969)	-	-	-	3,555
Share issuance, net	12,061	37,753	-	-	-	-	37,753
Settlement of performance share units	-	-	(923)	-	-	-	(923)
Total comprehensive income (loss) for the year	-	-	-	-	36,288	(13,444)	22,844
Balance as at December 31, 2024	304,676	529,413	57,786	-	52,845	(136,822)	503,222

Balance as at January 1, 2025	304,676	529,413	57,786	-	52,845	(136,822)	503,222
Share-based compensation	-	-	6,128	-	-	-	6,128
Exercise of options	2,241	5,951	(2,137)	-	-	-	3,814
Share issuances, net	10,566	29,991	-	-	-	-	29,991
Settlement of performance share units	-	-	(1,181)	-	-	-	(1,181)
Sale of non-controlling interest	-	-	-	1	-	68,428	68,429
Tax effect on sale of non-controlling interest	-	-	-	-	-	(9,238)	(9,238)
Total comprehensive loss for the period	-	-	-	-	(19,142)	(34,530)	(53,672)
Balance as at September 30, 2025	317,483	565,355	60,596	1	33,703	(112,162)	547,493

1 For three and nine months ended September 30, 2025, net (loss) income and total comprehensive (loss) income were wholly attributable to owners of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2025, comprise the Company and its controlled subsidiaries. The Company is principally engaged in the production and sale of metal concentrates, as well as related activities, including mine permitting and development, within the Province of British Columbia, Canada, and the State of Arizona, USA.

As a result of the Company's acquisition of Cariboo Copper Corporation ("Cariboo"), the financial results of the Company after March 25, 2024 reflect its 100% interest in Gibraltar mine ("Gibraltar") (Note 14). The financial results for the period up to and including March 25, 2024, reflect the Company's 87.5% interest in Gibraltar (Note 14).

2. MATERIAL ACCOUNTING POLICIES

2.1 Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting.

These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company's Audit and Risk Committee on November 12, 2025.

2.2 Use of judgements and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2024, except as noted below.

Partial Disposal of the New Prosperity Project

On June 5, 2025, the Company entered into a transaction with the Tsilhqot'in Nation and the Province of British Columbia (the "Province"), which involved the disposition of 22.5% of the common shares in 1280860 B.C. Ltd. ("1280860"), the entity which owns the New Prosperity Project as further described in Note 18.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

The Company concluded it retains control of 1280860 under IFRS 10, Consolidated Financial Statements, as it retains the ability to direct the business activities that most significantly affect economic returns, including over strategy, budgeting, financing, performing technical and economic studies, and key personnel decisions as they relate to the advancement of the New Prosperity Project. The Tsilhqot'in Nation's consent rights are viewed as protective in nature, consistent with those held by a governing regulatory body.

2.3 New accounting standards issued but not yet effective

In 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhances disclosures to improve comparability and transparency of financial performance. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and is applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

The IASB also issued Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9, Financial Instruments and related disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the amendments on its condensed interim consolidated financial statements.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

In addition, the IASB issued the Annual Improvements to IFRS Standards 2021-2023 Cycle, which includes amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10, and IAS 7, aimed at improving consistency and application. The amendments are effective for periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating their impact on its condensed interim consolidated financial statements.

3. REVENUES

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue from contracts with customers:
Copper contained in concentrate	150,387	142,412	389,709	410,603
Copper cathode	6,460	-	6,460	-
Molybdenum concentrate	12,807	9,374	27,120	20,570
Silver (Note 16b)	1,737	2,111	4,233	4,653
Gold	761	-	1,501	-
	172,152	153,897	429,023	435,826
Copper price adjustments on concentrate	1,656	2,130	741	2,953
Copper price adjustments on cathode	(998)	-	(998)	-
Molybdenum price adjustments on concentrate	1,096	(410)	371	1,515
Revenues	173,906	155,617	429,137	440,294

4. COST OF SALES AND OTHER OPERATING (INCOME) COSTS

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Site operating costs	117,651	107,712	272,635	267,194
Transportation costs	7,247	8,682	18,951	25,243
Change in inventories:
Changes in finished goods	(1,425)	(2,938)	(838)	27,916
Changes in sulphide ore stockpiles	(15,279)	(5,424)	30,959	(4,246)
Changes in oxide ore	(1,406)	(3,665)	(19,179)	(9,320)
Production costs	106,788	104,367	302,528	306,787
Depletion and amortization	27,876	20,466	75,511	49,211
Cost of sales	134,664	124,833	378,039	355,998

Other operating (income) costs:
Crusher relocation costs	-	4,098	-	12,009
Site care and maintenance	-	-	-	2,524
Research and development tax credits	-	-	(4,008)	-
Other operating (income) costs	-	4,098	(4,008)	14,533

Insurance recovery	-	-	-	(26,290)

Site operating costs include personnel costs, operating waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

During the nine months ended September 30, 2025, the Company recognized $5,624 of non-refundable scientific research and experimental development tax credits related to various activities at the Gibraltar mine up to 2023, as there is reasonable assurance that the Company met program conditions and that the credits will be used in future taxation periods. Consistent with the treatment of the corresponding qualifying expenses, $4,007 was recorded as other operating income and $1,617 as a reduction to property, plant and equipment.

Related to the acquisition of Cariboo in March 2024 (Note 12), changes in inventories of finished goods for the nine months ended September 30, 2024 included $17,986 in fair value adjustments for copper concentrate inventory held at March 25, 2024 that was sold subsequently. Changes in inventories of sulphide ore stockpiles for the three and nine months ended September 30, 2024 included $3,266 and $6,457, respectively, in fair value adjustments for sulphide ore stockpiles inventory held at March 25, 2024 that was processed and sold subsequently.

During the three and nine months ended September 30, 2024, the Company recognized costs of $4,098 and $12,009 related to the in-pit primary crusher relocation project.

In June 2024, operations at the Gibraltar mine were suspended for 18 days due to a strike by the unionized workforce which started on June 1, 2024. The resulting care and maintenance costs of $2,524 were expensed as incurred and do not form part of the cost of inventory and cost of sales. Operations at Gibraltar resumed on June 19, 2024, after the ratification of a new agreement by union members.

During the nine months ended September 30, 2024, the Company also recognized an insurance recovery of $26,290 related to the business interruption portion of an insurance claim for a component replacement in Concentrator #2.

5. DERIVATIVES AND OTHER FAIR VALUE INSTRUMENTS

a) Derivatives and other Financial Instruments measured at fair value

The following is a summary of the fair value gains or losses incurred during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Realized loss on settled copper options and collars	1,107	983	3,678	4,175
Unrealized loss (gain) on outstanding copper options and collars	3,602	(1,117)	26,264	8,620
Realized loss on fuel call options	-	-	548	165
Unrealized gain on fuel call options	-	144	(229)	144
Net loss on copper price and fuel contracts (b)	4,709	10	30,261	13,104

Fair value adjustment on Cariboo contingent performance payments (Note 14)	5,155	-	6,981	-
Fair value adjustment on Florence copper stream derivative (c)	6,220	2,793	14,986	6,608
Changes in derivatives and other fair value instruments	16,084	2,803	52,228	19,712

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

b) Copper Collars and Fuel Contracts

The following is a summary of the derivative transactions entered into by the Company during the three and nine months ended September 30, 2025 and 2024:

Date of Purchase	Contract	Quantity	Strike price	Period	Cost
Sept 2025	Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Jan 2026 - Mar 2026	1,494
Sept 2025	Copper collar	27 million lbs	US$4.00 / US$5.40 per lb	Apr 2026 - Jun 2026	Zero cost
Mar 2024	Copper collar	42 million lbs	US$3.75 / US$5.00 per lb	Jul 2024 - Dec 2024	1,985
Apr 2024	Copper collar	54 million lbs	US$4.00 / US$5.00 per lb	Jan 2025 - Jun 2025	2,563
Apr 2024	Copper collar	54 million lbs	US$4.00 / US$5.40 per lb	Jul 2025 - Dec 2025	2,222
Feb 2024	Fuel call options	12.5 million ltrs	US$0.79 per ltr	Feb 2024 - Jun 2024	165
Sept 2024	Fuel call options	18 million ltrs	US$0.65 per ltr	Jan 2025 - Jun 2025	561

Details of the outstanding options contracts as at September 30, 2025 are summarized in the following table:

Contract	Quantity	Strike price	Period	Cost	Fair value
Copper collars	27 million lbs	US$4.00 / US$5.40 per lb	Q4 2025	1,107	(205)
Copper collars	27 million lbs	US$4.00 / US$5.40 per lb	H1 2026	1,494	(699)
Copper collars	27 million lbs	US$4.00 / US$5.40 per lb	H1 2026	Zero Cost	(977)

 c) Florence Copper Stream

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Florence Copper project. Mitsui committed to an initial advance of US$50 million, with proceeds to be received in installments of US$10 million, to be used for the construction of the commercial production facility. The initial advance was in the form of a copper stream agreement (the "Copper Stream"), which obligates the Company to deliver 2.67% of the copper produced at Florence Copper, with Mitsui to make an ongoing payment equal to 25% of the monthly average LME price of copper on the day immediately preceding delivery under the contract. The Company received the final US$10 million instalment of the US$50 million Copper Stream on January 27, 2025.

Mitsui has the option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Conversion Option"). The Equity Conversion Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility, as defined in the agreement. The Company completed construction of the commercial production facility on October 15, 2025, which set the expiry date for the exercise of the Equity Conversion Option as October 15, 2028. If Mitsui elects to exercise its Equity Conversion Option, the Copper Stream will terminate. If the Equity Conversion Option is not exercised, the Company will have the right to buy back 100% of the Copper Stream through a cash payment to Mitsui that would provide an internal rate of return of 10% on the stream deposits advanced (the "Buy Back Option"); otherwise, the Copper Stream will terminate once 40 million pounds of copper has been delivered under the agreement.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

Taseko and Mitsui have also entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The contract will cease and be replaced with a marketing agency agreement if the Equity Conversion Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Conversion Option is not exercised, until such time as the Copper Stream deposit is reduced to nil. The offtake contract is also terminated in the event the Company exercises its Buy Back Option.

The Mitsui agreement is a financial liability measured at fair value each reporting period which includes the Copper Stream, Equity Conversion Option and Buy Back Option. The Company has determined the fair value of the Copper Stream and Buy Back Option to be $94,461 as at September 30, 2025, based on estimates of future production, future copper prices, and other relevant factors. The Equity Conversion Option has been estimated to have a nominal fair value at September 30, 2025, and since inception of the agreement.

Florence Copper Stream as at December 31, 2024	67,813
Advance from Florence Copper Stream (US$10 million)	14,381
Fair value adjustment	14,986
Foreign exchange translation	(2,719)
Florence Copper Stream as at September 30, 2025	94,461
Less current portion:	4,919
Long-term portion of Florence Copper Stream as at September 30, 2025	89,542

6. FINANCE AND ACCRETION EXPENSE

	Three months ended September 30,		Nine months ended September 30
	2025	2024	2025	2024
Interest expense	18,935	16,244	53,426	44,650
Amortization of deferred financing charges	629	579	1,866	1,938
Loss on settlement of long-term debt	-	-	-	4,646
Less: interest expense capitalized (Note 11)	(8,982)	(6,787)	(22,275)	(15,506)
Finance expense	10,582	10,036	33,017	35,728

Accretion on deferred revenue (Note 16b)	2,558	1,828	7,589	5,005
Accretion on Provision for Environmental Rehabilitation	716	695	2,150	2,090
Accretion on Cariboo consideration payable (Note 14)	4,041	9,423	9,189	19,377
Accretion on Florence royalty obligation (Note 15)	6,991	3,703	15,763	9,251
Accretion expense	14,306	15,649	34,691	35,723

For the three and nine months ended September 30, 2025, interest expense includes $536 and $1,461 (2024 -$324 and $1,035), respectively, from lease liabilities.

For the three and nine months ended September 30, 2025, interest expense capitalized relates to expenditures on the Florence Copper project. The capitalization rate for borrowing costs applied by the Company is 8.25%, commensurate with the coupon rate on the 2030 Notes.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

7. INCOME TAX

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current income tax (recovery) expense	652	915	(591)	2,353
Deferred income tax (recovery) expense	2,266	(1,115)	(31,910)	17,482
Income tax (recovery) expense	2,918	(200)	(32,501)	19,835

For the nine months ended September 30, 2025, a deferred income tax recovery of $31,910 was recognized, which includes $9,238 related to the recognition of previously unrecognized net capital losses that were utilized for offsetting the capital gain recognized on the sale of a minority interest in the New Prosperity Project (Note 18).

8. ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2025	2024
Trade and settlement receivables	6,371	5,397
Other receivables	3,292	246
Accounts receivable	9,663	5,643

9. INVENTORIES

	September 30,	December 31,
	2025	2024
Current:
Copper concentrate	12,582	14,932
Molybdenum concentrate	1,749	642
Copper cathode	2,082	-
Sulphide ore stockpiles	40,004	76,696
Oxide ore on leach pads	7,167	-
Materials and supplies	53,415	46,620
	116,999	138,890
Long-term:
Oxide ore on leach pads	25,265	-
Oxide ore stockpiles	29,277	39,586
	54,542	39,586

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

10. OTHER FINANCIAL ASSETS AND DERIVATIVE LIABILITIES

	September 30,	December 31,
	2025	2024
Marketable securities	1,814	895
Copper price options (Note 5b)	-	26,568
Fuel call options (Note 5b)	-	332
Current portion of financial assets	1,814	27,795

Investment in private companies	500	500
Reclamation deposits	459	459
Long-term portion of financial assets	959	959

Copper price options (Note 5b)	(1,881)	-
Derivative liabilities	(1,881)	-

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and investments in privately owned companies are accounted for at fair value through other comprehensive (loss) income.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

11. PROPERTY, PLANT AND EQUIPMENT

Cost	Property acquisition costs	Mineral properties	Plant and equipment	Construction in progress	Total
As at December 31, 2024	121,187	928,965	1,082,749	425,751	2,558,652
Additions	-	136,788	35,774	192,939	365,501
Changes in rehabilitation cost asset	-	61	-	-	61
Disposals	-	-	(37,688)	-	(37,688)
Transfer between categories	-	-	24,239	(24,239)	-
Foreign exchange translation	(1,938)	(5,573)	(64)	(17,677)	(25,252)
As at September 30, 2025	119,249	1,060,241	1,105,010	576,774	2,861,274

Accumulated depreciation
As at December 31, 2024	-	364,466	424,084	-	788,550
Depletion and amortization	-	22,986	60,829	-	83,815
Disposals	-	-	(35,391)	-	(35,391)
As at September 30, 2025	-	387,452	449,522	-	836,974

Net book value
As at December 31, 2024	121,187	564,499	658,665	425,751	1,770,102
As at September 30, 2025	119,249	672,789	655,488	576,774	2,024,300

The following schedule shows the continuity of property, plant and equipment net book value by asset group for the nine months ended September 30, 2025:

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at December 31, 2024	925,911	800,935	25,762	17,173	321	1,770,102
Net additions	143,307	212,117	5,510	1,033	1,237	363,204
Changes in rehabilitation cost asset	61	-	-	-	-	61
Depletion and amortization	(83,041)	(474)	(37)	-	(263)	(83,815)
Foreign exchange translation	-	(25,252)	-	-	-	(25,252)
As at September 30, 2025	986,238	987,326	31,235	18,206	1,295	2,024,300

During the three and nine months ended September 30, 2025, non-cash additions to Gibraltar capitalized stripping costs include $865 and $11,599 (2024 - $628 and $4,977), respectively, of depreciation on mining assets. Depreciation related to the right of use assets for the three and nine months ended September 30, 2025 was $3,546 and $10,022 (2024 - $3,074 and $8,762), respectively.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

12. ACQUISITION OF CARIBOO COPPER CORPORATION

a) Acquisition of Cariboo from Dowa and Furukawa

On March 25, 2024 (the "Acquisition Date"), the Company completed the acquisition of 50% of Cariboo Copper Corporation ("Cariboo") from Dowa Metals & Mining Co. Ltd. ("Dowa") and Furukawa Co. Ltd. ("Furukawa"), resulting in an additional 12.5% effective interest in Gibraltar, bringing Taseko's total effective interest to 100%. Gibraltar is operated through a joint venture in which Gibraltar Mines Ltd, holds a 75% interest and Cariboo holds the remaining 25% interest.

The acquisition price payable to Dowa and Furukawa ranges from a minimum of $117 million to a maximum of $142 million, with payments spread over a 10-year period (the "Purchase Consideration") from the Acquisition Date. The amount and timing of these payments depend on LME copper prices and Gibraltar's cashflow. The fair value of the Purchase Consideration on the Acquisition Date was determined to be $71,116 (Note 14).

The purchase consideration was allocated to the assets acquired and liabilities assumed, including the additional 12.5% effective interest in the Gibraltar joint venture, based on their estimated fair values at the Acquisition Date. The fair value of the net assets acquired was recorded at $118,542. To account for the difference between the fair value of net assets acquired of $118,542 and the total fair value of consideration payable of $71,116, the Company recognized a bargain purchase gain on the statement of comprehensive (loss) income of $47,426 during the nine months ended September 30, 2024.

b) Deemed Disposition at Fair Value of 87.5% Gibraltar Interest on Acquisition of Control

Prior to March 25, 2024, the Company had joint control over the joint arrangement and proportionately consolidated its 87.5% effective interest in the Gibraltar joint venture's assets, liabilities, income and expenses. On March 25, 2024, the Company acquired the remaining 12.5% interest in the Gibraltar joint venture that it did not already own through its purchase of a 50% interest in Cariboo. As a result, the Company obtained control of the Gibraltar joint venture. This acquisition of control, required the Company to reassess its previously held 87.5% interest in Gibraltar and remeasure this interest at fair value as of the March 25, 2024 acquisition date, with any gains or losses recognized immediately in the statement of comprehensive (loss) income. Additionally, the Company was required to measure all identifiable assets acquired and liabilities assumed at their fair values on this deemed acquisition date.

The fair value of copper concentrate inventory as at the deemed acquisition date was determined to be $37,717 compared to the book value of $22,735, which resulted in a gain of $14,982 recognized in the statement of comprehensive (loss) income for the nine months ended September 30, 2024.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

13. DEBT

	Senior secured notes (a)	Revolving credit facility (b)	Gibraltar equipment loans (d)	Florence equipment loans (e)	Lease liabilities (f)	Total
As at December 31, 2024	705,756	-	48,998	29,158	13,296	797,208
Additions and advances	-	103,842	-	4,553	18,585	126,980
Principal payments	-	-	(13,198)	(4,445)	(11,413)	(29,056)
Amortization of deferred financing charges	1,775	-	91	-	-	1,866
Unrealized foreign exchange movements	(23,280)	565	(993)	-	(207)	(23,915)
Foreign currency translation	-	-	-	(1,578)	(75)	(1,653)
Total debt at September 30, 2025	684,251	104,407	34,898	27,688	20,186	871,430
Less current portion:	-	-	19,634	7,646	10,300	37,580
Long-term debt at September 30, 2025	684,251	104,407	15,264	20,042	9,886	833,850

Total debt at December 31, 2024	705,756	-	48,998	29,158	13,296	797,208
Less current portion:	-	-	18,579	6,636	7,638	32,853
Long-term debt at December 31, 2024	705,756	-	30,419	22,522	5,658	764,355

a) Senior Secured Notes

On April 23, 2024, the Company completed an offering of US$500 million aggregate principal amount of senior secured notes (the "2030 Notes"). The 2030 Notes mature on May 1, 2030, and bear interest at an annual rate of 8.25%, payable semi-annually on May 1 and November 1.

The 2030 Notes are secured by liens on the shares of Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement related to Gibraltar, as well as the shares of Curis Holdings (Canada) Ltd. ("Curis"), Florence Holdings Inc. ("Florence Holdings"), and Cariboo. The 2030 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.  The liens on the collateral securing the notes and the guarantees will be first liens, but ranked below the liens of the revolving credit facility. The Company is subject to certain restrictions on asset sales, issuance of preferred stock, dividends, and other restricted payments. There are no covenants regarding the Company's financial performance.

The 2030 Notes contain customary prepayment options, some of which represent embedded derivatives required to be recognized at fair value, with changes in the fair value recognized in the Company's statement of comprehensive (loss) income. The Company has estimated the prepayment options to have a nominal fair value.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

b) Revolving Credit Facility

The Company has a US$110 million revolving credit facility (the "Facility") that is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis, Florence Holdings, and Cariboo. The maturity date of the Facility is November 2, 2027. Amounts outstanding under the Facility bear interest at SOFR plus a margin of 4%, and undrawn amounts are subject to a standby fee of 1%. As at September 30, 2025, US$75 million was advanced under the Facility (2024 - nil).

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a senior debt to EBITDA ratio, an interest coverage ratio, a minimum tangible net worth, and a minimum liquidity amount, as defined under the Facility. The Company was in compliance with these covenants as at September 30, 2025. Between the end of the period and November 12, 2025, the Company had repaid the US$75 million balance outstanding on the facility.

c) Letter of Credit Facilities

The Gibraltar joint venture has in place a $7 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of Gibraltar to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility are guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured, and contains no financial covenants. As at September 30, 2025, $3.75 million is outstanding under this LC facility (2024 - $3.75 million).

The Company also has a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured, and contains no financial covenants. As at September 30, 2025, no LCs were issued and outstanding under this LC facility (2024 - nil).

d) Gibraltar Equipment Loans

The equipment loans as at September 30, 2025, are secured by most of the existing mobile mining equipment at the Gibraltar mine. These loans commenced between December 2022 and December 2024, have monthly repayments over a term of 48 months, and carry interest rates ranging from 6.3% to 9.4%.

e) Florence Equipment Facility

In 2023, the Company secured a US$25 million Florence project loan from Bank of America, secured against specific equipment, with advances of US$15 million and US$10 million received in October 2023 and December 2023, respectively. On May 7, 2025, the Company extended borrowings under the facility with Bank of America for proceeds of US$3.25 million.

The facility contains no financial covenants and has monthly repayments over a term of 60 months. The equipment facility bears interest rates ranging from 7.2% to 9.3%.

f) Lease Liabilities

Lease liabilities have monthly repayment terms ranging from 12 to 72 months.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

14. CARIBOO CONSIDERATION PAYABLE TO PRIOR OWNERS OF CARIBOO

In 2023 and 2024, the Company acquired Cariboo, which increased its effective ownership in Gibraltar from 75% to 100%. On March 15, 2023, the Company acquired Sojitz Corporation's ("Sojitz") 50% interest in Cariboo, resulting in a 12.5% increase in its effective interest in Gibraltar from 75% to 87.5%. On March 25, 2024, the Company acquired the remaining 50% of Cariboo from Dowa and Furukawa (Note 12). The liabilities arising from these transactions are collectively referred to as the "Cariboo consideration payable".

Sojitz Transaction

The acquisition price consisted of a minimum amount of $60 million payable over a five-year period ("Sojitz minimum payments") and potential contingent performance payments depending on Gibraltar copper revenues and copper prices over the next five years ("Sojitz Contingent Consideration"). There is no interest payable on the minimum amounts. An initial $10 million was paid to Sojitz upon closing and the remaining minimum amount is payable in $10 million annual instalments over five years thereafter.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments are calculated by multiplying Gibraltar copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The third annual instalment payment of $10 million was paid in February 2025 and the contingent payment of $6,645 for the 2024 calendar year was paid on April 1, 2025. The Sojitz minimum payments are a financial liability measured at amortized cost.  The Sojitz Contingent Consideration is a financial liability measured at fair value through profit and loss.

Dowa and Furukawa Transaction

Amounts owing by Cariboo to Dowa and Furukawa are by way of non-interest bearing secured and unsecured promissory notes of $45.5 million and $71.5 million, respectively, totaling $117 million (collectively, the "Cariboo Notes" or "Dowa and Furukawa minimum payments") which are guaranteed by Taseko. The secured Cariboo Notes are collateralized by Cariboo's 25% Gibraltar joint venture interest.  An initial payment of $5 million was made to Dowa and Furukawa against the Cariboo Notes on closing with the remaining principal payable in annual instalments over a 10-year period commencing in April 2026, with the secured Cariboo Notes repayable first.  At average LME copper prices below US$4.00 per pound, the annual repayments of the Cariboo Notes will be $5 million. This repayment amount will increase proportionally, reaching a maximum of $15.25 million when average LME copper prices are US$5.00 per pound or higher.

If average LME copper prices exceed an annual average of US$5.00 per pound or higher each year over the repayment period, up to $25 million in contingent consideration is payable by Taseko to Dowa and Furukawa (the "Dowa and Furukawa Contingent Performance Payments"). The Dowa and Furukawa Contingent Performance Payments is a financial liability measured at fair value through profit and loss. The Company estimates this liability to have nil value as at September 30, 2025 and December 31, 2024.

Annual principal payments cannot exceed 6.25% of Gibraltar's annual cashflow between 2025 and 2028, and 10% between 2029 and 2033. Any remaining balance of the Cariboo Notes will be paid as a final balloon payment in April 2034.  The fair value of the Cariboo Notes on the Acquisition Date was determined to be $71,116. The Dowa and Furukawa minimum payments are a financial liability measured at amortized cost, with estimated annual instalments considering the repayment mechanism described above.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

As at September 30, 2025, the carrying value of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Balance as at December 31, 2024	72,209	73,659	145,868
Payments	(16,645)	-	(16,645)
Fair value adjustment on contingent performance payments (Note 5a)	6,981	-	6,981
Accretion on minimum consideration payable (Note 6)	1,463	7,726	9,189
Balance as at September 30, 2025	64,008	81,385	145,393

As at September 30, 2025, the current and long-term portions of the Cariboo consideration payable is as follows:

	Sojitz	Dowa and Furukawa	Total
Minimum consideration payable	27,309	81,385	108,694
Contingent performance payments payable	36,699	-	36,699
Total Cariboo consideration payable	64,008	81,385	145,393
Less current portion:
Minimum consideration payable	9,738	7,228	16,966
Contingent performance payments payable	11,228	-	11,228
Long-term portion of Cariboo consideration payable	43,042	74,157	117,199

15. FLORENCE ROYALTY OBLIGATION

On February 2, 2024, Florence Holdings, an indirect wholly-owned subsidiary of Taseko, received US$50 million from Taurus Mining Royalty Fund L.P. ("Taurus"), pursuant to agreements entered into with Taurus for the sale of a perpetual gross revenue royalty interest in certain real property, mining and other rights held by Florence ("Florence Royalty Obligation"). The effective royalty rate is 2.05% of the gross revenue from the sale of all copper from Florence Copper for the life of mine. Proceeds from the royalty transaction were contributed to Florence Copper to fund the construction and development of the commercial production facility.

For accounting purposes, the purchase agreement is a financial liability at amortized cost. For the three and nine months ended September 30, 2025, the Company recorded accretion on the royalty obligation of $6,991 and $15,763 (2024 - $3,703 and $9,251), respectively, in the statement of comprehensive (loss) income. The current portion of the royalty obligation is an estimate based on anticipated gross revenue the next twelve months.

Balance as at December 31, 2024	84,383
Accretion (Note 6)	15,763
Foreign exchange translation	(2,798)
Balance as at September 30, 2025	97,348
Less current portion:	5,385
Long-term portion of Florence Royalty Obligation as at September 30, 2025	91,963

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

16. DEFERRED REVENUE

	September 30,	December 31,
	2025	2024
Current:
Customer advance payments (a)	6,360	4,311
Gibraltar silver stream agreement (b)	8,391	9,355
Current portion of deferred revenue	14,751	13,666
Long-term portion of Gibraltar silver stream agreement (b)	82,076	77,327
Total deferred revenue	96,827	90,993

a) Customer Advance Payments

As at September 30, 2025, the Company had received advance payments from a customer on 1.1 million pounds of copper concentrate inventory (December 31, 2024 - 0.9 million pounds).

b) Gibraltar Silver Stream Agreement

In 2017 and as subsequently amended, the Company has entered into silver stream purchase and sale agreements with OR Royalties Inc. (formerly Osisko Gold Royalties Ltd.) (the "Gibraltar Silver Stream"), whereby the Company received upfront cash deposits payments totaling US$49.3 million for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6.3 million ounces of silver have been delivered. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

On December 20, 2024, the Company amended the silver stream and received US$12.7 million for the sale of an equivalent amount of the remaining 12.5% share of Gibraltar payable silver production until 6.8 million ounces of silver have been delivered in aggregate. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered.

The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

Balance as at December 31, 2024	86,682
Accretion on deferred revenue (Note 6)	7,589
Recognition of deferred revenue (Note 3)	(3,804)
Balance as at September 30, 2025	90,467

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

17. EQUITY

a) At-the-market Equity Offering Program

On May 3, 2023, the Company announced that it entered into an equity distribution agreement providing for an at-the-market equity offering program ("ATM") for potential share issuances at an aggregate offering price of up to US$50 million. The fully subscribed ATM was completed during the three months ended March 31, 2025. The Company issued a total of 22,627,320 shares under the ATM program in exchange for total gross proceeds of US$49,976, equivalent to $69,881.

b) Equity Offering

In October 2025, the Company entered into and closed an equity offering with a syndicate of underwriters for the issuance of 42,665,000 common shares at a price of US$4.05 per share. Proceeds, net of underwriter fees, from the offering amounted to US$165.0 million.

18. PARTIAL DISPOSAL OF NEW PROSPERITY PROJECT

On June 5, 2025, the Company entered into an agreement (the "Teẑtan Biny Agreement") with the Tsilhqot'in Nation and the Province, pursuant to which it transferred its New Prosperity mineral tenures and related assets to a wholly owned subsidiary, 1280860, and immediately thereafter transferred 22.5% of the common shares of 1280860 to the TN Interest Trust (the "Trust"), an irrevocable trust established for the benefit of the Tsilhqot'in Nation. In exchange, the Company received $75 million in cash, funded by a contribution from the Province to the Trust. Concurrent with the execution of the Teẑtan Biny Agreement, the Company also agreed to contribute $6 million to the Tsilhqot'in Nation to support community and land use planning initiatives, comprised of a $3 million payment at closing and three annual instalments of $1 million.

Under the Teẑtan Biny Agreement, the Company has agreed to not act as a proponent for development of the New Prosperity Project. If the Tsilhqot'in Nation consents to any ground-disturbing activity, the Trust will distribute the 22.5% equity interest directly to the Tsilhqot'in Nation.

Following the transaction, the Company retained a 77.5% shareholder interest in 1280860 and concluded that it continues to control the entity owning New Prosperity, as it continues to direct the activities that most significantly affect the entity's economic returns. As control was considered to be retained, the partial disposal was accounted for as an equity transaction under IFRS 10, Consolidated Financial Statements, with no gain or loss recognized in the statement of comprehensive (loss) income. The difference between the net consideration for the 22.5% shareholding interest of 1280860, less attributable transaction costs, and the carrying amount of that interest was recognized directly in equity. The non-controlling interest recognized as a result of the transaction was nominal, based on its proportionate share of 1280860's net assets.

The New Prosperity Transaction resulted in a net realized gain of $68.4 million recognized directly in equity. There was no net (loss) income or comprehensive (loss) income that was attributable to the non-controlling interest following the closing of the transaction.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

19. SHARE-BASED COMPENSATION

a) Share Options

	Options (thousands)	Average price
Outstanding as at January 1, 2025	9,033	2.01
Granted	2,813	3.06
Exercised	(2,241)	1.71
Forfeited	(143)	2.45
Outstanding as at September 30, 2025	9,462	2.39
Exercisable as at September 30, 2025	6,718	2.27

During the nine months ended September 30, 2025, the Company granted 2,813,300 (2024 - 2,956,000) share options to directors, executives and employees, exercisable at an average exercise price of $3.06 per common share (2024 - $1.86 per common share), vesting over two years and exercisable within five years of grant date. The total fair value of options granted was $4,867 (2024 - $3,104) based on a weighted average grant-date fair value of $1.73 (2024 - $1.05) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	3.2%
Weighted-average fair value per option	$1.73

b) Deferred, Performance and Restricted Share Units

	PSUs (thousands)	DSUs (thousands)	RSUs (thousands)
Outstanding as at January 1, 2024	1,955	2,301	370
Granted	880	304	500
Forfeited	-	-	(80)
Settled	(530)	-	-
Outstanding as at January 1, 2025	2,305	2,605	790
Granted	742	265	489
Forfeited	-	-	(186)
Settled	(595)	-	-
Outstanding as at September 30, 2025	2,452	2,870	1,093

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

During the nine months ended September 30, 2025, 264,900 DSUs were issued to directors (2024 - 303,750), 741,600 PSUs to senior executives (2024 - 880,000) and 489,000 RSUs to non-executives (2024 - 500,000).

The fair value of DSUs, PSUs and RSUs granted was $5,593 (2024 - $3,067), with a weighted average fair value at the grant date of $3.06 per unit for the DSUs (2024 - $1.78 per unit), $4.43 per unit for the PSUs (2024 - $2.87 per unit), and $3.06 per unit for the RSUs (2024 - $1.78). Deferred share units and restricted share units are cash settled share-based compensation. Performance share units are accounted for as equity settled share-based compensation.

c) Share-based Compensation Summary

Share-based compensation expense is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Share options expense	706	521	3,784	2,624
Performance share units expense	779	678	2,335	2,035
Restricted share units expense	223	141	704	435
Change in fair value of deferred share units	4,591	156	9,637	4,654
Less: share options expensed in production costs	(94)	(61)	(511)	(361)
Share-based compensation expense	6,205	1,435	15,949	9,387

20. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share, calculated on a basic and diluted basis, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net (loss) income attributable to owners of the Company - basic and diluted	(27,838)	(180)	(34,530)	7,763
(in thousands of common shares)
Weighted-average number of common shares	316,824	295,051	314,437	292,459
Effect of dilutive securities:
Stock options	-	-	-	2,399
Weighted-average number of diluted common shares	316,824	295,051	314,437	294,858
(Loss) Earnings per common share:
Basic (loss) earnings per share	(0.09)	-	(0.11)	0.03
Diluted (loss) earnings per share	(0.09)	-	(0.11)	0.03

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

21. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at September 30, 2025, are presented in the following table:

Remainder of 2025	2,161
2026	11,695
2027	1,705
2028	-
2029 and thereafter	-
Total commitments	15,561

As at September 30, 2025, the Company had commitments to incur capital expenditures of $8,626 (December 31, 2024 - $47,863) for Florence Copper and $5,123 (December 31, 2024 - $6,600) for Gibraltar.

As at September 30, 2025, the Company has provided surety bonds to the regulatory authorities for Gibraltar's reclamation obligations totaling $124.2 million (December 31, 2024 - $108.5 million). For Florence Copper, the Company has provided surety bonds totaling US$37.1 million (December 31, 2024 - US$36.1 million) to the federal and state regulators as reclamation security. Security for reclamation obligations is returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring and maintenance requirements.

b) Contingencies

There are no known contingencies that would impact the financial position or performance of the Company as at September 30, 2025.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

22. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Change in non-cash working capital items
Accounts receivable	(3,378)	(3,982)	(4,024)	4,711
Inventories	(15,921)	(12,279)	4,147	(7,589)
Prepaids	2,215	3,776	1,193	2,277
Accounts payable and accrued liabilities[1]	(7,070)	11,508	7,093	9,667
Customer advance payments	(1,047)	(3,491)	2,048	(3,039)
	(25,201)	(4,468)	10,457	6,027
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 12)	-	-	-	61,232
Right-of-use assets	3,119	5,916	17,186	8,767

1 Excludes accounts payable and accrued liability changes on capital expenditures.

23. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, based on the reliability of the inputs used to estimate the fair values.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the senior secured notes, a Level 1 measurement, is determined based upon publicly available information. The fair values of the senior secured notes are $737,549 (December 31, 2024 - $735,038) and the face value is $696,050 (December 31, 2024 - $719,250) as at September 30, 2025. The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

	Level 1	Level 2	Level 3	Total
September 30, 2025
Financial assets and liabilities classified as FVPL
Copper put and call options	-	(1,881)	-	(1,881)
Cariboo contingent performance payable	-	-	(47,927)	(47,927)
Florence Copper Stream and buy back option	-	-	(86,444)	(86,444)
Settlement receivables	-	6,371	-	6,371
	-	4,490	(134,371)	(129,881)
Financial assets designated as FVOCI
Marketable securities	1,814	-	-	1,814
Investment in private companies	-	-	500	500
	1,814	-	500	2,314
December 31, 2024
Financial assets and liabilities classified as FVPL
Derivative asset copper put and call options	-	26,568	-	26,568
Derivative asset fuel call options	-	332	-	332
Cariboo contingent performance payable	-	-	(36,363)	(36,363)
Florence Copper Stream and buy back option	-	-	(67,813)	(67,813)
Settlement receivables	-	1,460	-	1,460
	-	28,360	(104,176)	(75,816)
Financial assets designated as FVOCI
Marketable securities	895	-	-	895
Investment in private companies	-	-	500	500
	895	-	500	1,395

There have been no transfers between fair value levels during the reporting period. The carrying value of cash, accounts receivables, accounts payable and accrued liabilities approximate their fair value as at September 30, 2025 due to their short-term nature.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The Cariboo contingent performance payables (Note 14) and the Florence Copper Stream and buy back option (Note 5c), are each Level 3 instruments, as the inputs to their valuation are not based on observable market data.

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

24. SEGMENTED INFORMATION

Based on the primary locations where the Company generates revenue, or plans to generate revenue, the Company has three reportable segments reported to the Chief Executive Officer, the Chief Operating Decision Maker ("CODM") - Gibraltar, Florence Copper and Yellowhead. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include corporate growth activities and groups that provide administrative, technical, financial and other support to the reportable segments. For producing segments, the Company evaluates performance based on earning (loss) from mining operations. Substantially all of the Company's earnings from mining operations, with associated revenue, production costs and depreciation, is attributable to the Gibraltar segment. Other operating expenses includes general and administrative, share-based compensation expense, project evaluation expense, changes in derivatives and other fair value instruments, and other income (expense). Net finance and other expense includes finance income and expenses, accretion expense, foreign exchange gains and losses, gain on Cariboo acquisition, and gain on acquisition of control of Gibraltar. Total assets do not include intra-group receivables between segments.

	Three months ended September 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	39,242	-	-	-	39,242
Other operating expenses	(5,288)	(5,965)	-	(15,102)	(26,355)
Income (loss) before financing costs and income taxes	33,954	(5,965)	-	(15,102)	12,887
Net finance and other expenses	(8,708)	(6,998)	-	(22,101)	(37,807)
Income (loss) before taxes	25,246	(12,963)	-	(37,203)	(24,920)

	Nine months ended September 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	55,106	-	-	-	55,106
Other operating expenses	(31,287)	(13,817)	-	(36,121)	(81,225)
Income (loss) before financing costs and income taxes	23,819	(13,817)	-	(36,121)	(26,119)
Net finance and other expenses	(21,850)	(15,522)		(3,540)	(40,912)
Income (loss) before taxes	1,969	(29,339)	-	(39,661)	(67,031)

TASEKO MINES LIMITED Notes to the Condensed Consolidated Interim Financial Statements (Cdn$ in thousands) (Unaudited)

	Three months ended September 30, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	26,686	-	-	-	26,686
Other operating expenses	(254)	(4,476)	-	(5,700)	(10,430)
Income (loss) before financing costs and income taxes	26,432	(4,476)	-	(5,700)	16,256
Net finance and other expenses	(1,115)	(2,353)	-	(13,168)	(16,636)
Income (loss) before taxes	25,317	(6,829)	-	(18,868)	(380)

	Nine months ended September 30, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Earnings from mining operations	96,053	-	-	-	96,053
Other operating expenses	(13,689)	(8,293)	-	(20,975)	(42,957)
Income (loss) before financing costs and income taxes	82,364	(8,293)	-	(20,975)	53,096
Net finance and other expenses	(5,816)	(6,382)	-	(13,300)	(25,498)
Income (loss) before taxes	76,548	(14,675)	-	(34,275)	27,598

	As at September 30, 2025
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	986,238	987,326	31,235	19,501	2,024,300
Total Assets	1,208,635	994,767	31,466	92,919	2,327,787
Total Liabilities	621,198	260,531	2,051	896,514	1,780,294

	As at December 31, 2024
	Gibraltar	Florence Copper	Yellowhead	Corporate	Total
Property, plant and equipment	925,911	800,935	25,762	17,494	1,770,102
Total Assets	1,182,605	828,422	26,024	157,992	2,195,043
Total Liabilities	561,165	250,211	335	880,110	1,691,821